July 13, 2006

Jacob Ronnel
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

Re: Hotel Outsource Management International, Inc.
Preliminary Information Statement on Schedule 14C
Registration No. 0-50306
Filed on May 31, 2006

Dear Mr. Ronnel:

This is to advise you that we have reviewed your response letter, dated June 26, 2006, regarding the Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1.   We note your response to comment 1. Please explain to us why under the proxy rules you are able to file an Information Statement on Schedule 14C when it appears the communication is originating from the majority stockholders listed in the Information Statement not the registrant. We refer you to Rule 14c-2 that requires that information statements be sent by the registrant.

2.   In response to comment 1, you state that originally a "few shareholders" each contacted a number of other shareholders to discuss the matters presented in the Information Statement. Please identify the few shareholders who initiated the contact with the other shareholders. Also, please note how the shareholders who initiated the contact complied with state law in calling for a special meeting in order to consider the matters presented in the Information Statement.

3.   We note your response to comment 3. Please provide us with a detailed legal analysis as to why an offering to all of your stockholders was not a public offering. This analysis should include, but not be limited to, a discussion of the pre-existing relationship you have with your shareholders in light of the fact that your shareholder base is not static, and should include citations to the appropriate authority to support your positions including relevant no-action letters.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel